SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 19º e 20º andares
São Paulo, Estado de São Paulo
CEP 04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, August 7, 2018

2Q18 Earnings Release

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its results for the second quarter of 2018 (1Q18) in Brazilian reais, and its consolidated financial statements, which are presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil, which are fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. The comments presented herein refer to the Company's second quarter of 2018 (2Q18) and comparisons refer to the first quarter of 2018 (1Q18) and second quarter of 2017 (2Q17). The Brazilian real/US dollar exchange rate was R$3.8558 as at June 30, 2018, R$3.3238 as at March 31, 2018 and R$3.3082 as at June 30, 2017.

2Q18 financial and operating highlights

•         Generation of adjusted EBITDA of R$1,420MM, an increase of 58% compared to the 2Q17 and 14% compared to the 1Q18, with EBITDA margin of 24%, due to better performance in all segments.

•         Increase in steel sales volume in the domestic market reached 798 thousand tons, an increase of 22% compared to the same period in 2017.

•         Mining adjusted EBITDA reached R$533MM, an increase of 21% compared to the 1Q18, with  iron ore sale volumes increase, foreign exchange gains and better realized price against the Platts index, reaching EBITDA margin of 40%.

•         Increase of 10% in cement sales compared to the 1Q18, totaling 890 thousand tons – EBITDA of R$42MM compared to R$12MM in the 1Q18.

•         Free cash flow, before financing activities, totaled R$1.598MM in the 2Q18, compared to R$521MM in the 1Q18.

•         Net profit of R$1,190MM in the 2Q18, due to the gain accrued from the sale of CSN LLC, totaling R$2,7 billion for the year.

Highlights	2Q17	1Q18	2Q18	Variation
2Q18	x	2Q17	2Q18	x	1Q18
Steel sales (thousand tons)	1,174	1,277	1,321	13%	3%
- Domestic market	652	782	798	22%	2%
- Subsidiaries abroad	457	436	449	(2%)	3%
- Export	64	60	74	15%	23%
Iron ore sales (thousand tons)	7,818	7,474	8,130	4%	9%
- Domestic market	1,307	1,309	1,376	5%	5%
- Foreign market	6,511	6,165	6,754	4%	10%
Consolidated result (R$ million)
Net revenue	4,311	5,066	5,687	32%	12%
Gross profit	985	1,381	1,563	59%	13%
Adjusted EBITDA¹	896	1,242	1,420	58%	14%
Adjusted net debt²	26,754	26,508	27,125	1%	2%
Adjusted cash/cash equivalents	4,545	3,070	4,357	(4%)	42%
Adjusted net debt/adjusted EBITDA	5.67x	5.82x	5.34x	(0.33)x	(0.48)x

¹ Adjusted EBITDA is calculated based on net profit/loss, plus depreciation and amortization, income tax, net finance income (costs), share of profit (loss) of investees and other operating income (expenses), and includes the proportionate share of EBITDA of the jointly-owned subsidiaries MRS Logística and CBSI. Adjusted EBITDA includes 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI.

² Adjusted net debt and adjusted cash account for 100% stake in CSN Mineração, 37.27% in MRS and 50% in CBSI.

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

2Q18

CSN´s consolidated result

•         In the 2Q18, net revenue totaled R$5,687 million, an increase of 12% and 32% compared to the 1Q18 and 2Q17, respectively. The improvement in performance compared to the 1Q18 was due to the increase in steel product prices, increase in volumes and prices in the mining segment and expansion of the railway logistics, cement and energy segments.

•         In the 2Q18, cost of sales totaled R$4.124 million, an increase of 12% compared to the 1Q18, due to the larger volume of sales in the period and increase in raw material prices (coal and coke) as a result of the US dollar appreciation against Brazilian real, as well as increase in general manufacturing costs.

•         In the second quarter of 2018, gross profit totaled R$1,563 million, a significant increase of 59% compared to the 2Q17, and increase in gross margin by 4.7 p.p. against the same comparison basis, from 22.8% to 27.5%, due to the recovery of the steel and mining margin.

•         In the 2Q18, general and administrative expenses totaled R$113 million, a decrease from 2.5% (2Q17) to 2.0% (2Q18) of net revenue. Selling expenses totaled R$470 million, or 8.3% of net revenue, a reduction of 2.8 p.p. compared to the 2Q17 (11.1% of net revenue).

•         In the 2Q18, other net income totaled R$542 million arising mainly from the gain on the sale of CSN LLC (R$1,150 million), partially compensated for the depreciation of Usiminas’ shares in the period, representing a loss of R$516 million at fair value through profit or loss.

•         In the 2Q18, net financial result, totaled R$989 million. Financial expenses (ex-exchange variation) continue to decrease, by virtue of the decrease in Selic rate, generating a reduction of R$195MM compared to the 2Q17. Monetary and exchange variations were strongly impacted by exchange variation in the period, generating a negative amount of R$ 1,905 million, with the increase in hedge accounting positions softening the final result.

Financial Result (R$ million)	2Q17	1Q18	2Q18
Financial Result - IFRS	(829)	(594)	(989)
Financial Revenues	84	43	48
Financial Expenses	(912)	(637)	(1,037)
Financial Expenses (ex-exchange rates variation)	(683)	(523)	(489)
Result with Exchange Rate Variation	(229)	(113)	(548)
Monetary and Exchange Rate Variation	(461)	(138)	(1,905)
Hedge Accounting	227	24	1,353
Derivatives Result	5	1	3

                                    .

•         Share of profit of investees totaled R$27 million in the 2Q18, compared to R$25 million in the 1Q18, mainly due to the better results in MRS.

Share of profit of investees (R$ million)	2Q17	1Q18	2Q18	Variation
2Q18	x	1Q18	2Q18	x	2Q17
MRS Logística	54	33	46	39%	(15%)
CBSI	1	1	1	-	-
TLSA	(5)	(3)	(8)	167%	60%
Arvedi Metalfer BR	1	0	(2)	-	-
Eliminations	(11)	(6)	(10)	67%	(9%)
Share of profit of investees	40	25	27	8%	(33%)

•          In the 2Q18, the Company recorded net profit of R$1,190 million, compared to the net profit of R$1,486 million in the 1Q18, due to the recognition of the sale of CSN LLC and partial reversal of the provision for recognition of deferred income tax gains.

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

2Q18

Adjusted EBITDA (R$ million)	2Q17	1Q18	2Q18	Variation
2Q18	x	2Q17	2Q18	x	1Q18
Net profit (loss) for the period	(640)	1,486	1,190	-	(20%)
(-) Depreciation	356	305	312	(12%)	2%
(+) Income tax and social contribution	145	559	(635)	-	-
(+) Finance income (costs), net	829	594	989	19%	66%
EBITDA (ICVM 527)	689	2,944	1,855	169%	(37%)
(+) Other operating income (expenses)	99	(1,797)	(542)	-	(70%)
(+) Share of loss of investees	(39)	(25)	(27)	(31%)	8%
(-) Proportional EBITDA in jointly-owned subsidiaries	147	119	134	(9%)	13%
Adjusted EBITDA	896	1,242	1,420	58%	14%

¹The Company’s adjusted EBITDA excludes equity interest and other operating income (expenses) as these items should not be considered when calculating the cash flow generated from operating activities.

•         Adjusted EBITDA totaled R$1,420 million, compared to R$1,242 million in the 1Q18, an increase of 14% due to an improvement in all segments. Adjusted EBITDA margin reached 23.9%, an increase of 0.4 p.p. compared to the previous quarter.

Adjusted EBITDA margin is calculated based on Adjusted EBITDA divided by Adjusted net revenue, which includes 100% stake in CSN Mining, 37.27% in MRS and 50% in CBSI, beginning December/15.

Free Cash Flow

In 2Q18, generation of operating cash, measured by Free Cash Flow, was R$ 1,598 million, influenced by the sale of LLC. Considering only the recurring operation, R$ 73MM was generated in the period, due to the negative variation of working capital, impacted by higher inventories. In the last 12 months, recurring Free Cash Flow reached R$ 1,395 million.

Debt

 In June 30, 2018, adjusted net debt totaled R$27,125 million, while net debt/EBITDA ratio, calculated based on the adjusted EBITDA for the last twelve months, reached 5.34x. In the quarter, the deleveraging effects from the increased EBITDA LTM, in addition to the sale of LLC, reduced the net debt/EBITDA ratio by 0.8x. However, these effects were partially offset by the exchange rate changes on the debt, representing a final reduction of 0.48x.

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

2Q18

Foreign exchange exposure

The net foreign exchange exposure of the consolidated balance sheet was US$1,035 million as at June 30, 2018, as shown in the table below. It should be noted that within the net foreign exchange exposure, a liability of US$1.0 billion is included in line item “Borrowings and financing” related to the perpetual bond, which, due to its nature, will not require disbursement for settlement of the principal amount in the foreseeable future.

The hedge accounting adopted by CSN correlates the projected export inflow in US dollars with part of the scheduled debt payments in the same currency. As a result, the exchange rate changes in the US dollar-denominated debt is temporarily recorded in equity and subsequently recorded in profit or loss when revenues in US dollars from exports occur. In this quarter, the increased number of US debt instruments designated as hedge accounting, increased with additional export volumes, mitigated further volatility.

Foreign exchange exposure	03/31/2018	06/30/2018
(US$ thousand)	IFRS
Cash	244	593
Trade receivables	322	329
Other	4	9
Total assets	571	931
Borrowings and financing	(4,236)	(4,237)
Trade payables	(175)	(202)
Other payables	(5)	(4)
Total liabilities	(4,417)	(4,443)

Natural foreign exchange exposure (assets - liabilities)	(3,846)	(3,512)
Derivatives, net	-	-
Cash flow hedge accounting	1,307	2,477
Foreign exchange exposure, net	(2,539)	(1,035)
Perpetual bond	1,000	1,000
Foreign exchange exposure, net (ex-bond)	(1,539)	(35)

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

2Q18

Investments

Investments totaled R$263 million in the 2Q18, an increase of 18% compared to the 1Q18, arising mainly due to the project seasonality. The increase in steel expenses refers to the investments for the improvement of coking and sintering performance.

Investments (R$ million)	1Q17	2Q17	3Q17	4Q17	2017	1Q18	2Q18
Steel	92	102	119	168	481	65	134
Mining	60	106	115	97	378	116	99
Cement	24	20	34	40	118	23	13
Logistics	13	11	19	33	76	18	15
Other	0	0	6	6	12	2	2
Total investments - IFRS	190	239	293	344	1,065	223	263

Working capital

To calculate working capital, CSN adjusts its assets and liabilities as demonstrated below:

•         Trade receivables: excludes dividends receivable, advances to employees and other receivables;

•         Inventories: excludes warehouse, which is not part of the cash conversion cycle, and will be subsequently recorded in property, plant and equipment when consumed;

•         Advanced taxes: solely composed of income tax and social contribution included in line item “Recoverable taxes”;

•         Taxes payable: composed of line item "Taxes payable”, in current liabilities, plus taxes in installments;

•         Advances from customers: recognized in line item “Other payables”, in current liabilities;

Accordingly, working capital invested in the Company’s business totaled R$2,959 million in the 2Q18, increasing the financial cycle in 5 days, compared to the 1Q18, mainly due to the trucker strike and high raw material prices, which  impacted the increase in inventories by R$394 million compared to the prior quarter.

Working capital (R$ million)	2Q17	1Q18	2Q18	Variation
2Q18	x	1Q18	2Q18	x	2Q17
Assets	6,252	6,252	6,924	672	672
Trade receivables	2,300	2,146	2,269	123	(31)
Inventories	3,744	4,064	4,458	394	714
Prepaid taxes	207	42	197	155	(10)
Liabilities	2,655	3,869	3,965	96	1,310
Trade payables	2,078	3,253	3,226	(27)	1,148
Payroll and related taxes	294	233	265	31	(30)
Taxes payable	183	288	337	50	154
Advances from customers	100	95	137	42	37
Working capital	3,597	2,383	2,959	576	(638)

Average term (days)	2Q17	1Q18	2Q18	Variation
2Q18	x	1Q18	2Q18	x	2Q17
Receipt	41	33	31	(2)	(10)
Payment	59	79	70	(9)	11
Inventories	106	99	97	(2)	(9)
Financial cycle	88	53	58	5	(30)

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

2Q18

Business segment reporting

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

Beginning 2013, the Company no longer proportionally consolidated its jointly-owned subsidiaries Namisa, MRS and CBSI. For purposes of preparation and presentation of the information by business segment, Management maintained the proportional consolidation of the jointly-owned subsidiaries, as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in “Corporate expenses/elimination”. After the closing of 2015, after the combination of the mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result includes this new company´s information as a whole.

Net revenue by segment – 2Q18 (R$ million)

Adjusted EBITDA by segment – 2Q18 (R$ million)

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

2Q18

Results – 2Q18	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	4,093	1,331	64	370	113	152	(437)	5,687
Domestic market	2,421	225	64	370	113	152	(661)	2,684
Foreign market	1,672	1,106	-	-	-	-	225	3,003
CPV	(3,276)	(855)	(49)	(262)	(74)	(122)	513	(4,124)
Gross profit	817	477	15	108	39	30	77	1,563
SG&A	(264)	(45)	(9)	(25)	(7)	(21)	(218)	(589)
Depreciation	155	102	5	64	4	34	(52)	312
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	134	134
Adjusted EBITDA	708	533	12	147	36	42	(59)	1,420

Results – 1Q18	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	3,674	1,152	66	331	91	131	(378)	5,066
Domestic market	2,291	219	66	331	91	131	(612)	2,515
Foreign market	1,384	933	-	-	-	-	234	2,551
CPV	(2,900)	(795)	(46)	(244)	(66)	(125)	493	(3,685)
Gross profit	774	356	20	87	24	5	115	1,381
SG&A	(234)	(21)	(10)	(23)	(7)	(20)	(249)	(564)
Depreciation	150	106	4	65	4	27	(51)	305
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	119	119
Adjusted EBITDA	690	442	14	128	22	12	(66)	1,242

Results – 2Q17	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	3,055	1,067	52	364	111	114	(452)	4,311
Domestic market	1,749	246	52	364	111	114	(674)	1,963
Foreign market	1,305	821	-	-	-	-	222	2,348
CPV	(2,628)	(742)	(38)	(244)	(71)	(126)	523	(3,326)
Gross profit	426	325	15	121	40	(13)	71	985
SG&A	(271)	(42)	(7)	(23)	(7)	(20)	(222)	(592)
Depreciation	172	124	4	65	6	33	(48)	356
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	147	147
Adjusted EBITDA	327	408	12	163	39	0	(53)	896

CSN’s Steel Results

According to the World Steel Association (WSA), the global crude steel production totaled 453.9 million tons (Mton) in the 2Q18, an increase of 5.4% compared to the 2Q17. Asia produced 319.6 Mton in the 2Q18, an increase of 6.3% compared to the same period in 2017, while the European Union and North America increased by 1.7% and 2.7%, respectively, on the same comparison basis.

•           In the 2Q18, CSN’s plate production totaled 996 thousand tons, a decrease of 5% compared to the 1Q18 due to corrective maintenance. In turn, the production of flat rolled products in the 2Q18 remained stable compared to the 1Q18 and 4% above compared to the 2Q17, totaling 981 thousand tons. According to the Brazilian Steel Institute (IABr), in the second quarter of 2018, the domestic sales totaled 6.4 million tons of steel, an increase of 5% compared to the prior year. The apparent consumption totaled 5.1 million tons, an increase of 9% compared to the same period of last year. Brazilian steel production totaled 8.5 million tons, an increase of 1%.

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

2Q18

Steel production	2Q17	1Q18	2Q18	Variation
(thousand tons)				2Q18	x	1Q18	2Q18	x	2Q17
Plate production	1,070	1,050	996	(5%)			(7%)
Third-party plates	38	0	0	-			(100%)
Total plates (UPV + third parties)	1,108	1,050	997	(5%)			(10%)
Total flat rolled products	943	978	981	0%			4%
Total long rolled products	56	40	53	31%			(5%)

•           CSN’s total sales reached 1,321 thousand tons of steel products in the 2Q18, an increase of 3% and 13% compared to the 1Q18 and 2Q17, respectively.

•          In the 2Q18 the steel volume sold by CSN in the domestic market totaled 798 thousand tons, an increase of 2% compared to the 1Q18 and 22% compared to the 2Q17. Out of this total, 748 thousand tons refers to flat steel products and 50 thousand tons to long steel products. The expansion of the automotive and OEM market significantly increased  hot rolled flat steel products (+29% YoY) and galvanized items (+38% YoY).

•         In the foreign market, CSN’s sales in the 2Q18 totaled 523 thousand tons, an increase of 5% compared to the immediately prior quarter. In this period, 74 thousand tons were directly exported and 449 thousand tons were sold by  foreign subsidiaries, out of which 142 thousand tons by LLC, 212 thousand tons by SWT and 95 thousand tons by Lusosider.

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

2Q18

•           In the 2Q18, CSN maintained its high market share of coated products as a percentage of total sales volume (44% in the 2Q18), following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and metallic sheets accounted for 56% of flat steel sales, considering all markets in which the Company operates. In the foreign market, the market share of coated products increased from 81% in the 1Q18 to 84% of flat steel sales in the 2Q18.

According to ANFAVEA(National Association of Automobile Manufacturers), in the second quarter of 2018, the production of vehicles, light commercial vehicles, trucks and busestotaled 734,774 thousand units, an increase of 12.73%, compared to the same period of prior year. The exports, in turn, reduced the performance, totaling 198,816 thousand vehicles sold, a decrease of 2% compared to the same period of prior year. Anfavea estimates an increase of 11.9% in vehicles produced in 2018, for 3.02 million units.

According to ABRAMAT(Brazilian Association of Building Material Industry), the accumulated building material salesdecreased by 4,7% through June 2018, compared to the June 2017, however, the association estimates an increase of 1,5% in the industry revenues, despite a reduction of 0,4% in 1H18.

According to IBGE (Brazilian Institute of Geography and Statistics),  home appliance productionreferring to data accumulated from 12 months to May,  registered a 13.8% increase, compared to the same period accumulated in 2017.

According to INDA (National Institute of Steel Distributors) in the 2Q18, distribution purchases increased by 11.2% compared to the 2Q17. Accumulated imports in the 2Q18 increased by 16.9% compared to the same period in 2017, a total volume of 335.8 thousand tons.

•         Net steel revenue totaled R$4,093 million in the 2Q18, an increase of 11% and 34% compared to the 1Q18 and 2Q17, respectively, mainly due to an increase in sales in the domestic and foreign markets and higher average steel prices, both in the domestic market (+3% compared to the 1Q18) and foreign market (+17% compared to the 1Q18).

• Cost of sales in the 2Q18increased by 13% compared to the 1Q18, totaling R$3,276 million, mainly due to the increase in raw material prices (coal HCC, coke and pellets) and corrective maintenance.

•         Plate production cost in the 2Q18 totaled R$1,635/t, an increase of 11% compared to the 1Q18. The increase in the prices of the main raw materials was also impacted by the exchange rate  variation in the period.

•         Adjusted EBITDA totaled R$708 million in the 2Q18, an increase of 2.6% compared to R$690 million in the 1Q18, due to the increase in sales volume, as well as the challenging scenario during the trucker strike. The adjusted EBITDA margin in the 2Q18 reached 17.3%, or a decrease of 1.5 p.p. compared to the immediately prior quarter.

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

2Q18

CSN’s Mining Results

In the 2Q18,  the steel production in China was 238 Mt, reaching a record quarterly production and representing an increase of 13% compared to 1Q18.  However, the cut in production of sintering and trade tensions have negatively impacted prices. In this regard, iron ore price ratio in the 2Q18 reached US$65.35/dmt (Platts, Fe62%, N. China), on average, a decrease of 12% compared to the 1Q18. The US dollar variation between the periods was 11.1%, which offset, in domestic currency, the decrease in iron ore prices.

The drop in the overall supply of high silica ore resulted in a strong reduction of 50% in the market discount of this impurity in 2Q18, compared to the 1Q18.

In regards to maritime freight, the BCI-C3 (Tubarão-Qingdao) route reached an average of US$17.41/wmt in the 2Q18, an increase of 16%compared to the prior quarter driven by higher transoceanic volumes and superior oil prices.

•         In the 2Q18, iron ore production totaled 6.7 million tons, an increase of 10% compared to the 1Q18, mainly due to the mining plan, lower rainfall index of the period and efforts to mitigate the restrictions imposed by the truck drivers' strike. Iron ore purchases totaled 1,878 thousand tons in the 2Q18, an increase of 26% compared to the 1Q18.

•         Iron ore sales totaled 8.1 million tons in the 2Q18, an increase of 9% compared to the 1Q18, out of which 1.4 million tons were sold to Presidente Vargas Plant (+5%).

Mining production and sales volume	2Q17	1Q18	2Q18	Variation
(thousand tons)	2Q18	x	1Q18	2Q18	x	2Q17
Iron ore production	7,948	6,129	6,744	10%	(15%)
Ore purchased from third parties	167	1,487	1,878	26%	1.027%
Total production + purchases	8,114	7,616	8,621	13%	6%
Sales to UPV	1,307	1,309	1,376	5%	5%
Volume sold to third parties	6,511	6,165	6,754	10%	4%
Total sales	7,818	7,474	8,130	9%	4%

                     The production and sales volumes considered a 100% stake in CSN Mineração.

In the 2Q18, mining net revenue totaled R$1,331 million, an increase of 16% compared to the immediately prior quarter due to the decrease in sales volumes (+9%) and appreciation of the US dollar against Brazilian real. The CIF + FOB unit revenue in the 2Q18 totaled US$56.8/wmt, an increase of 2% compared to the prior quarter, due to improved quality and higher demand for low alumina products.

Realized iron ore price by CSN Mineração

 (CIF + FOB* - US$/wmt delivered in China)

•         Mining sales cost totaled R$855 million in the 2Q18, an increase of 7% compared to the 1Q18, due to the increase in the sales volume in the period (+9%).

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

2Q18

•         Despite the decrease in the Platts index in the quarter compared to the prior quarter, adjusted EBITDA margin reached 40% in the 2Q18, or an increase of 1.7 p.p. compared to the 1Q18, and adjusted EBITDA reached R$533 million in the 2Q18, an increase of 21% compared to the 1Q18, due to the increased volume, lower unit cost of iron ore volume in vessels and better realized price, in addition to the US dollar appreciation of 11.1% against Brazilian real.

CSN’s Logistics Results

Railway logistics: In the 2Q18, net revenue totaled R$370 million, generating adjusted EBITDA of R$147 million and adjusted EBITDA margin of 40%.

Port logistics: In the 2Q18, Sepetiba Tecon shipped 114 thousand tons of steel products, in addition to 98 thousand tons of general cargo and approximately 56 thousand containers. In the 2Q18, net revenue totaled R$64 million, due to the significant increase in general cargo volume and balance against container and steel volumes, generating adjusted EBITDA of R$12 million and adjusted EBITDA margin of 18%.

Sepetiba TECON highlights	2Q17	1Q18	2Q18	Variation
				2Q18	x	1Q18	2Q18	x	2Q17
Container volume (thousand units)	39	65	56	(13%)			45%
Steel volume (thousand ton)	212	219	114	(48%)			(46%)
General cargo volume (thousand ton)	1	31	98	215%			17.991%

CSN’s Energy Results

According to EPE (Energy Research Company), domestic electric consumption in Brazil decreased by 0.4% in June over the same period of the previous year. The industrial segment posted an increase in energy consumption of 1.9% in the first half of 2018 versus the same period last year. The residential and commercial sectors increased energy consumption by 1.5% and 0.4%, respectively, against the same period in 2017.

In the 2Q18, net energy revenue totaled R$113 million (+24% compared to the 1Q18) due to the increase in energy sales in the free market, with adjusted EBITDA of R$36 million and adjusted EBITDA margin of 32%.

CSN’s Cement Results

In the second quarter of 2018, cement sales in the domestic market totaled 12.9 million tons, according to the preliminary industry data, disclosed by the SNIC (National Cement Industry Union), an increase of solely 0.14% compared to the second quarter of 2017.

According to the SNIC data, sales volume in the second quarter was significantly impacted due to the trucker strike, representing a decrease of 20.3% in May compared to the same period in 2017.

In the 2Q18, CSN’s cement sales totaled 890 thousand tons, an increase of 10% compared to the 1Q18, representing net revenue of R$152 million, despite of the adverse strike scenario. Adjusted EBITDA reached R$42 million (+248%), with adjusted EBITDA margin of 28%, or an increase of 18.6 p.p. compared to the prior quarter, mainly due to the increased prices and volumes.

Cement highlights	2Q17	1Q18	2Q18	Variation
(thousand tons)				2Q18	x	1Q18	2Q18	x	2Q17
Total production	841	775	876	13%			4%
Total sales	831	806	890	10%			7%

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

2Q18

Capital market

In the second quarter of 2018, the CSN’s shares depreciated by 1.8%, while the Ibovespa index depreciated by 14%. The daily traded volume (CSNA3) on B3, in turn, totaled R$81.2 million. On the New York Stock Exchange (NYSE), the Company’s American Depositary Receipts (ADRs) depreciated by 24%, while Dow Jones increased by 2.65%. The daily traded volume (SID) of the Company’s ADRs on NYSE totaled US$6.3 million.

2Q18
Number of shares (in thousands)	1,387,524
Market value
Closing price (R$/share)	7.86
Closing price (US$/ADR)	2.02
Market value (R$ million)	10,906
Market value (US$ million)	2,832
Total return including dividends and interest on capital
CSNA3	(1.8%)
SID	(24%)
Ibovespa	(14%)
Dow Jones	2.65%
Volume
Daily average (thousand shares)	9,422
Daily average (R$ thousand)	81,222
Daily average (thousand ADRs)	2,641
Daily average (US$ thousand)	6,310
Source: Bloomberg

Webcast - 2Q18 Earnings Presentation                               Investor Relations Team

Conference Call in Portuguese with Simultaneous Translation into English

 Executive Officer – Marcelo Cunha Ribeiro

 Leo Shinohara (leonardo.shinohara@csn.com.br)

 José Henrique Triques (jose.triques@csn.com.br)

 Carla Fernandes (carla.fernandes@csn.com.br)

 Bruno Souza (bruno.souza@csn.com.br)

August 08th, 2018
03:00 p.m. (US EDT)
04:00 p.m. (Brasília time)
Phone: +1 (929) 378-3440
Code: CSN
Replay phone: +55 (11) 3127-4999
Replay code: 32572758
Webcast: click here

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These perspectives include future results that may be influenced by historical results and the statements under ´Outlook'. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the USA, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

2Q18

SALES VOLUME CONSOLIDATED (thousand tonnes)

2Q17	1Q18	2Q18	Change
2Q18	x	1Q18	2Q18	x	2Q17
Flat Steel	592	737	748	11	156
Slabs	-	-	-	-	-
Hot Rolled	216	271	278	7	62
Cold Rolled	117	157	142	(15)	25
Galvanized	191	242	263	21	72
Tin Plates	68	67	66	(1)	(2)
Long Steel UPV	60	45	50	5	(10)
DOMESTIC MARKET	652	782	798	16	146

2Q17	1Q18	2Q18	2Q18	x	1Q18	2Q18	x	2Q17
Flat Steel	316	280	310	30	(6)
Hot Rolled	14	35	24	(11)	10
Cold Rolled	24	17	26	9	2
Galvanized	232	191	200	9	(32)
Tin Plates	46	37	61	24	15
Long Steel (profiles)	205	216	212	(4)	7
FOREIGN MARKET	521	496	523	27	2

2Q17	1Q18	2Q18	2Q18	x	1Q18	2Q18	x	2Q17
Flat Steel	909	1,017	1,059	42	150
Slabs	-	-	-	-	-
Hot Rolled	230	306	301	(5)	71
Cold Rolled	141	174	168	(6)	27
Galvanized	423	433	463	30	40
Tin Plates	115	104	126	22	11
Long Steel UPV	60	45	50	5	(10)
Long Steel (profiles)	205	216	212	(4)	7
TOTAL MARKET	1,174	1,277	1,321	44	147

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

2Q18

INCOME STATEMENT
CONSOLIDATED – Corporate Law (thousands of Brazilian reais)
	2Q17	1Q18	2Q18
Net Revenues	4,310,609	5,065,950	5,687,014
Domestic Market	1,962,864	2,515,270	2,684,055
Foreign Market	2,347,745	2,550,680	3,002,959
Cost of Goods Sold (COGS)	(3,325,893)	(3,684,743)	(4,123,918)
COGS, excluding depreciation	(2,977,952)	(3,386,399)	(3,818,992)
Depreciation allocated to COGS	(347,941)	(298,344)	(304,926)
Gross Profit	984,716	1,381,207	1,563,096
Gross Margin (%)	23%	27%	27%
Selling expenses	(477,063)	(454,860)	(469,896)
General and administrative expenses	(106,801)	(102,385)	(112,603)
Depreciation allocated to SG&A	(7,829)	(6,831)	(6,685)
Other operation income (expense), net	(99,025)	1,796,928	542,104
Share of profits (losses) of investees	39,393	24,851	27,313
Operational Income before Financial Results	333,391	2,638,910	1,543,329
Net Financial Results	(828,619)	(593,704)	(989,064)
Income before social contribution and income taxes	(495,228)	2,045,206	554,265
Income Tax and Social Contribution	(144,728)	(558,711)	635,422
Profit/(Loss) for the period	(639,956)	1,486,495	1,189,687

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

2Q18

BALANCE SHEET
Corporate Law (thousands of Brazilian reais)
	Consolidated
	12/31/2017	06/30/2018
Current assets	11,881,496	13,086,676
Cash and cash equivalents	3,411,572	3,511,332
Short-term investments	735,712	741,184
Trade receivables	2,276,215	2,388,157
Inventories	4,464,419	5,131,411
Other current assets	993,578	1,314,592
Non-current assets	33,328,474	33,117,864
Long-term receivables	2,591,594	2,671,027
Investments	5,499,995	5,340,373
Property, plant and equipment	17,964,839	17,807,367
Intangible assets	7,272,046	7,299,097
Total assets	45,209,970	46,204,540
Current liabilities	10,670,050	10,456,884
Payroll and related taxes	252,418	264,689
Suppliers	2,460,774	3,226,249
Taxes payable	264,097	316,129
Borrowings and financing	6,526,902	5,831,919
Other payables	1,059,901	732,693
Provision for tax, social security, labor and civil risks	105,958	85,205
Non-current liabilities	26,251,691	27,526,328
Borrowings and financing	22,983,942	24,594,168
Deferred Income Tax and Social Contribution	1,173,559	859,593
Other payables	129,323	135,346
Provision for tax, social security, labor and civil risks	719,133	749,757
Other provisions	1,245,734	1,187,464
Shareholders’ equity	8,288,229	8,221,328
Paid-in capital	4,540,000	4,540,000
Capital reserves	30	32,720
Acumulated (Losses) / Profits	(1,291,689)	1,340,624
Other comprehensive income	3,779,032	867,515
Non-controlling interests	1,260,856	1,259,757
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	45,209,970	46,204,540

For further information, please access: www.csn.com.br/ri

EARNINGS RELEASE

2Q18

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law (In Thousand of R$)
	1Q18	2Q18
Net cash generated by operating activities	459,217	337,847
(Net Losses) / Net income attributable to controlling shareholders	1,471,863	1,160,450
Loss for the period attributable to non-controlling interests	14,632	29,237
Charges on borrowings and financing raised	462,685	481,652
Charges on borrowings and financing granted	(11,175)	(11,951)
Depreciation, depletion and amortization	315,872	325,565
Share of profits (losses) of investees	(24,851)	(27,313)
Deferred income tax and social contribution	438,797	(829,022)
Provision for risks	1,046	6,902
Foreign exchange and monetary variations, net	51,488	755,033
Write off fixed assets and intangible	1,780	84
Adjusted shares - VJR	(1,936,389)	518,845
Environmental liabilities and Deactvation Provisions	(3,270)	(55,000)
Net gain on sale of foreign subsidiary		(1,149,892)
Other provisions	39,857	35,997
Working Capital	254,746	(490,295)
Accounts Receivable	112,946	(172,328)
Trade Receivables – Related Parties	(24,304)	10,621
Inventory	(420,862)	(468,491)
Interest receive - Related Parties	(10,408)	11,687
Taxes to be offset	(1,156)	(162,464)
Judicial Deposits	(12,443)	(8,529)
Suppliers	606,335	186,868
Payroll and related taxes	(19,827)	35,133
Taxes (Refis)	1,673	43,556
Due to related parties	4,605	6,496
Other	18,187	27,156
Others Payments and Receipts	(617,864)	(412,445)
Interest paid	(617,864)	(412,445)
Cash Flow from Investment Activities	(213,570)	1,201,351
Purchase of intangible assets		(557)
Purchase of property, plant and equipment	(223,270)	(261,948)
Related parties loans	(36,362)	(41,105)
Short-term investment, net of redeemed amount	6,685	(19,869)
Net cash received from the sale of a foreign subsidiary		1,524,830
Cash from the sale of Usiminas’ shares	39,377	-
Cash Flow from Financing Companies	(1,423,065)	(242,626)
Borrowings and financing raised	1,320,776	197,832
Borrowing amortizations - principal	(2,190,683)	(653,410)
Borrowing costs	(51,156)	(450)
Dividends to minority shareholders	(502,002)	-
Disposal of shares in treasury		213,402
Foreign Exchange Variation on Cash and Cash Equivalents		(19,394)
Free Cash Flow	(1,177,418)	1,277,178

For further information, please access: www.csn.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 8, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.